Exhibit 99.2

MEDIFOCUS, INC. APPOINTS CHRISTOPHER KAPLAN TO ITS STRATEGIC ADVISORY BOARD.

COLUMBIA, MD and Toronto, ON – June 16, 2015 – Medifocus, Inc. OTCQX: MDFZF and TSXV: MFS), a medical system and device company which announced recently that the Company is making a strategic transformation to become a biotechnology company by entering into the business of development and commercialization of heat activated and tumor targeted molecular/genetic therapeutics, announced today that the Company has appointed Christopher Kaplan as a member of the its recently formed Strategic Advisory Board (SAB).

Mr. Kaplan is currently President of Cajetan, LLC, an independent global healthcare consulting firm working with companies to deliver better value for patients, fuel innovation through new product development and commercialization, and reduce the cost and complexity of operating systems.

Mr. Kaplan has an exceptional background of both domestic and international experience and is well-positioned to support Medifocus as they transition into a biotechnology company. Prior to Cajetan, Mr. Kaplan spent two years with Boehringer Ingelheim as Senior Vice President and Chief Marketing Officer. That followed 12 years at Novartis in both the US and Europe. Mr. Kaplan began at Novartis as Global Head Cardiovascular and Metabolic Business Franchise in Basel Switzerland, moved to Head Nordic Region Cluster and General Manager in Stockholm Sweden, then Head of Northern and Central Europe and Region Europe Marketing & Sales back in Basel. He returned to the US as President, Cardiovascular & Metabolic Operating Unit, East Hanover, New Jersey, and then President and General Manager of the East Operating Unit, also in East Hanover.

Mr. Kaplan started his pharmaceutical career at Bristol-Myers Squibb Company. He moved quickly through various roles in US sales and sales management and then in US marketing. He began his international experience in Paris as the CV Marketing Director for Europe and then progressed to his last role at Bristol-Myers Squibb as Marketing and Sales Director in Rome, Italy.

Mr. Kaplan is a graduate of Columbia University, holds a Master of Science Degree from the University of Pennsylvania, and undertook post-graduate studies at INSEAD, Fontainebleau, France. He has also completed executive education programs at Harvard, Wharton, London Business School and INSEAD Shanghai.

Dr. Augustine Y. Cheung, CEO of Medifocus, said, “Christopher Kaplan is very knowledgeable in the business of healthcare, with an international background that adds a further dimension to his expertise. We look forward to working with him in developing the markets for both our Endo-thermotherapy Platform and our Adaptive Phased Array (APA) Microwave Focusing Platform. In addition, his understanding of global healthcare markets should prove invaluable in developing the markets for other technologies.

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Mr. Kaplan said, “I am very impressed with the Medifocus technology and the Company’s leadership team. I welcome the opportunity to assist Medifocus in expanding the reach and impact of its sales and marketing team efforts, and in particular, in its international expansion. Additionally, I look forward to supporting the development of Medifocus expanding portfolio and I look forward to getting started on this exciting venture.”

About Medifocus, Inc.:

Medifocus owns two fully developed technology platforms with comprehensive United States and international patent protection: (i) The Endo-thermotherapy Platform-a catheter-basis focused heat technology platform that utilizes natural body openings to deliver precise microwave thermotherapy to the diseased sites. The United States Food and Drugs Administration (FDA) approved Prolieve Thermodilatation System for the treatment of Benign Prostatic Hyperplasia (BPH) was developed based on the Endo-thermotherapy and is currently generating revenue; and (ii) the Adaptive Phased Array (APA) Microwave Focusing Platform, invented by the Massachusetts Institute of Technology, licensed to Medifocus directs precisely focused microwave energy at tumor center to induce shrinkage or eradication of tumors without undue harm to surrounding tissue. Medifocus’ APA 1000 Breast Cancer Treatment System, developed from the APA technology platform, has received approval from the FDA and Health Canada to conduct the pivotal Phase III clinical trials. Medifocus believes that these two technology platforms can provide the design basis for the development of multiple cancer treatment systems for surface, subsurface and deep seated localized and regional cancers.

Recently, Medifocus announced that the Company is expanding its business scope by entering into the business of development and commercialization of heat activated and tumor-targeted molecular/genetic therapeutics for treatment of cancer. Company has secured an exclusive option to license from Duke University the rights to develop heat activated and tumor targeted IL-12 immunotherapy for treatment of cancer. With Prolieve and the APA 1000, Medifocus already possess the focused heating to pursue tumor-targeted treatment of prostate and breast cancer.

Please visit

www.medifocusinc.com, www.prolieve.com and www.facebook.com/pages/Medifocus-Inc-Company-Page/546315028715627 for more details.

Forward-Looking Statements

This news release contains “forward-looking statements” and “forward-looking information”, which may not be based on historical facts. Forward-looking statements and forward-looking information, include, but are not limited to, information and statements with respect to the benefit to Medifocus’ future growth resulting from the acquisition of additional intellectual property rights, additional treatment possibilities and the expectation that sales from Prolieve® may accelerate as a consequence. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made. Such forward-looking statements and forward-looking information involve known and unknown risks, uncertainties and other factors that may cause the actual results events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or forward-looking information. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements and forward-looking information. Except as required by applicable securities laws, the Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results, events or developments.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Company Relations: John Mon, COO, Medifocus, Inc. Tel: 410-290-5734 jmon@medifocusinc.com

Investor Relations: Michael Porter, President, Porter, LeVay and Rose, 212-564-4700

Mike@plrinvest.com

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